UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025.

Commission File Number 001-36848

Check-Cap Ltd.

(Exact Name of Registrant as Specified in Charter)

Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090 Mount Carmel, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K is being incorporated by reference into Check-Cap Ltd.’s Registration Statements on Form F-3 (File No. 333-262401) and Form S-8 (File Nos. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

MBody AI ($CHEK) Expands Global Leadership in Embodied AI With Major Wins

MBody AI ($CHEK) continues scaling its hardware-agnostic MBody AI Orchestrator™ platform across global enterprise deployments.

Las Vegas, Nevada & Isfiya Isreal – November 10, 2025

MBody AI, a market leader in embodied artificial intelligence, and Check-Cap Ltd. (NASDAQ: CHEK) today announced major enterprise deployments and new strategic initiatives driving rapid global adoption of embodied artificial intelligence. The merger being voted on November 14, positions Check-Cap shareholders at the forefront of the embodied AI revolution, unlocking scalable new revenue streams and increasing shareholder value through MBody AI’s proven results.

The MBody AI Orchestrator™ platform, already deployed across Fortune 500 enterprises and blue-chip brands, is becoming the integration backbone of the embodied-AI economy, enabling seamless coordination of robotic and intelligent devices from any manufacturer. Its hardware-agnostic architecture unifies diverse systems into one intelligent, self-learning network that adapts, optimizes, and scales autonomously.

Just as cloud infrastructure transformed the digital world, MBody AI is transforming the physical one, turning factories, hotels, hospitals, and data centers into fully intelligent, self-optimizing environments. Organizations using the MBody AI Orchestrator™ report up to 40 percent labor reduction, 80 percent uptime improvement, and immediate ROI, demonstrating the platform’s ability to drive operational and financial performance at scale.

“MBody AI isn’t an idea, it’s AI infrastructure,” said John Fowler, CEO of MBody AI. “We’re already operating behind the scenes of some of the world’s most complex environments, connecting machines, sensors, and people through a single intelligent layer that learns and improves in real time.”

David Lontini, Chairman and Interim CEO of Check-Cap, added: “This merger will give Check-Cap shareholders exposure to a proven market leader in embodied AI. One that’s already delivering measurable enterprise value and defining the standards of a multi-trillion-dollar transformation. This not only exposes ($CHEK) shareholders to a market leader in embodied AI on Nasdaq but also positions us for significant upside and stock appreciation as we scale globally.”

MBody AI’s momentum continues to accelerate, with multi-year, multi-million-dollar enterprise contracts and a rapidly expanding global pipeline. Investor interest from major funds, family offices, and strategics has surged into hundreds of millions of dollars, reinforcing confidence in the company’s leadership position.

Industry analysts forecast that embodied AI and AI robotics will generate over $16 trillion in shareholder value in the coming years. With its hardware-agnostic platform and proven enterprise deployments, MBody AI is uniquely positioned to be the foundational layer of that ecosystem.

About MBody AI

MBody AI is a global market leader in embodied artificial intelligence, creating the autonomous workforce of the future. Its proprietary, hardware-agnostic Orchestrator™ AI stack integrates robotic and sensor-based systems across industries, enabling human-like adaptability, situational awareness, and operational excellence at scale. MBody AI already powers Fortune 500 enterprises and blue-chip clients. Visit www.mbody.ai

About Check-Cap Ltd.

Check-Cap Ltd. (NASDAQ: CHEK) is an innovative technology company headquartered in Isfiya, Israel. Through its upcoming merger with MBody AI, Check-Cap will evolve into a global leader in embodied artificial intelligence.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933 and the Securities Exchange Act of 1934. Forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially due to market conditions, regulatory approvals, and integration risks. The companies undertake no obligation to update such statements except as required by law.

Investor Relations: investors@mbody.ai | Website: www.mbody.ai

#ArtificialIntelligence #Robotics #Nasdaq #HospitalityTech #Innovation #MBodyAI #CheckCap $CHEK

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK-CAP LTD.

	By:	/s/ David Lontini
	Name:	David Lontini
	Title:	Interim Chief Executive Officer

Date: November 10, 2025

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